Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Further to the Announcement to the Market published on December 31, 2015, and subsequent to the authorization of the regulators and fulfillment of conditions precedent, ITAÚ UNIBANCO HOLDING S.A. (“Itaú Unibanco”) informs its shareholders and the market in general that it has concluded the acquisition of an 89.08% stake in the capital stock of Recovery do Brasil Consultoria S.A. (“Recovery”), being 81.94% from Banco BTG Pactual S.A. (“BTG”) and 7.14% from other shareholders. Under the same operation, Itaú Unibanco will also acquire approximately 70% of a portfolio of R$38 billion (face value) in credit rights owned by BTG.

Founded in Argentina in 2000 and with a presence in Brazil since 2006, Recovery is a market leader in delinquent credit portfolio management and administration. Recovery’s activities consist in the prospecting and evaluating of portfolios, structuring operations and conducting operational management, with a presence in every segment, from individuals to corporate credit with financial and non-financial institutions, offering a distinctive competitive edge to its customers. The expertise of Recovery and its management team in the provision of delinquent credit recovery services will optimize Itaú Unibanco´s operations, which together with the continued provision of services to third parties, will result in increased growth potential for Recovery’s activities.

The operation is not expected to have any material accounting effects for Itaú Unibanco in 2016. With this transaction, Itaú Unibanco reaffirms its commitment to long-term shareholder value creation.

São Paulo, March 31, 2016.

MARCELO KOPEL

Investor Relations Officer